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                                                                       EXHIBIT 3




     Section 5 of Article IV of the Bylaws is hereby amended and restated in its entirety as follows:

          SECTION 5. VICE-PRESIDENT. Each Vice-President shall have the power to enter into contracts and to bind the corporation in matters arising from and dealing with the usual course of corporate business and shall have such other powers as may from time to time be designated by resolution of the Board of Directors.